EXHIBIT 99.1

Golar Power transaction closes

HAMILTON, Bermuda, July 6, 2016 (GLOBE NEWSWIRE) -- We refer to the press release dated June 20, 2016 which announced the launch of Golar Power, a 50/50 partnership with Stonepeak Ltd.

The transaction completed on July 6. Golar Power has received the proceeds of a $100 million preferred note from Stonepeak and Golar LNG Limited has received $116 million in respect of its sale of 50% of the shares in Golar Power. After settlement of transaction related fees and Golar's contribution to the working capital of Golar Power, approximately $104 million will be added to Golar LNG Limited's liquidity.

Golar Power expects to execute contracts for the conversion of its first LNG carrier to a FSRU shortly.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan